Filed by: Teva Pharmaceutical Industries Limited
                             Pursuant to Rule 425 under the
                             Securities Act of 1933 and deemed filed
                             pursuant to Rule 14a-12 under the
                             Securities Exchange Act of 1934

                             Subject Company:  Ivax Corporation

                             Registration Statement File No. 001-09623


[TEVA LOGO]
Teva Pharmaceutical Industries Ltd.                  Web Site: www.tevapharm.com

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                    Contact:   Dan Suesskind
                                       Chief Financial Officer
                                       Teva Pharmaceutical Industries Ltd.
                                       (011) 972-2-589-2840
                               George Barrett
                                       President and CEO
                                       Teva North America
                                       (215) 591-3030
                               Liraz Kalif / Kevin Mannix
                                       Teva Investor Relations
                                       (011) 972-3-926-7554 / (215) 591-8912

FOR IMMEDIATE RELEASE
---------------------

             TEVA ANNOUNCES FINAL RESULTS OF MERGER CONSIDERATION IN
                        CONNECTION WITH IVAX ACQUISITION


Jerusalem, Israel, February 1, 2006 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today the final results of the elections made by the shareholders of Ivax Corporation for the form of merger consideration to be received in Teva's acquisition of Ivax, which closed on January 26, 2006.

Pursuant to the merger agreement between the parties, Ivax shareholders had the right to elect to receive for each Ivax share they owned either 0.8471 Teva ADRs or $26.00 in cash, subject to proration. Based on the final results of the elections, the merger consideration to be paid to Ivax shareholders is:

     o Stock Elections: Ivax shareholders who validly elected to receive all stock will receive 0.8471 Teva ADRs for 51.90922% of their shares of Ivax common stock and $26.00 in cash for approximately 48.09078% of their shares of Ivax common stock, or effectively on a per share basis: 0.4397 Teva ADRs and $12.50 for each share of Ivax common stock for which such election was made;

     o Cash Elections: Ivax shareholders who validly elected to receive all cash will receive $26.00 in cash for each share of Ivax common stock for which such election was made; and

     o Non-Elections: Ivax shareholders who did not make a valid election will receive $26.00 in cash for each share of Ivax common stock.

Pursuant to the merger agreement, fractional ADRs will not be issued. In lieu thereof, Ivax shareholders will receive cash.

Share exchange instructions and a letter of transmittal will be mailed to non-electing Ivax shareholders shortly. Ivax shareholders who made an effective stock or cash election do not need to do anything further in order to receive their merger consideration.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Close to 90% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to rapidly integrate Ivax Corporation's operations and achieve expected synergies, Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic versions of Allegra(R), Neurontin(R), Oxycontin(R) and Zithromax(R), the effects of competition on Copaxone(R) sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.


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